Exhibit 99.3

Independent Auditors' Report

Members
Parrey Holding Company, LLC:

We have audited the accompanying consolidated financial statements of Parrey Holding Company, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, changes of members’ equity, and cash flows for the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parrey Holding Company, LLC and Subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, in connection with the acquisition of Parrey Holding Company, LLC by Southern Renewable Partnerships, LLC, a new basis of accounting was established as of July 1, 2016. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
March 6, 2018

CONSOLIDATED BALANCE SHEETS
Parrey Holding Company, LLC and Subsidiaries

	December 31, 2017	December 31, 2016
	(in thousands)
Assets
Current assets:
Cash	$857	$2,142
Receivables:
Customer accounts receivable	977	2,028
Other	4,185	4,102
Affiliated	—	1,347
Prepaid expenses	804	168
Total current assets	6,823	9,787
Noncurrent assets:
Property, plant, and equipment
In service	335,279	335,238
Less accumulated provision for depreciation	(13,899)	(4,827)
Plant in service, net of depreciation	321,380	330,411
PPA intangible, net of amortization of $4,813 and $963, respectively	72,188	76,037
Interconnection receivable	8,191	11,890
Special deposits	150	150
Total noncurrent assets	401,909	418,488
Total Assets	$408,732	$428,275
Liabilities and Members’ Equity
Liabilities:
Current liabilities:
Accounts payable - other	$95	$75
Accounts payable - affiliated	28	2,746
Other current liabilities	149	—
Total current liabilities	272	2,821
Noncurrent liabilities:
Asset retirement obligations	1,907	1,820
Other deferred credits and liabilities	1,416	518
Total noncurrent liabilities	3,323	2,338
Total Liabilities	3,595	5,159
Members’ equity:
Capital	397,134	424,791
Retained earnings (accumulated deficit)	8,003	(1,675)
Total Members’ Equity	405,137	423,116
Total Liabilities and Members’ Equity	$408,732	$428,275
Commitments and Contingent Matters (See notes)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Parrey Holding Company, LLC and Subsidiaries

	Year Ended December 31, 2017	Period from June 16, 2016 (Date of Inception) to December 31, 2016
	(in thousands)
Operating Revenues	$22,332	$5,250
Operating Expenses:
Operations and maintenance	4,300	1,578
Depreciation	9,159	4,862
Taxes other than income taxes	47	61
Total operating expenses	13,506	6,501
Operating Income (Loss)	8,826	(1,251)
Interest income	1,408	—
Other (expense) income	(556)	115
Interest expense, net of amounts capitalized	—	(539)
Net Income (Loss)	$9,678	$(1,675)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES OF MEMBERS’ EQUITY
Parrey Holding Company, LLC and Subsidiaries

	Year Ended December 31, 2017	Period from June 16, 2016 (Date of Inception) to December 31, 2016
	(in thousands)
Total Members' Equity, beginning of period	$423,116	$—
Capital contributions	—	427,542
Capital distributions	(27,657)	(2,751)
Net income (loss)	9,678	(1,675)
Total Members' Equity, end of period	$405,137	$423,116

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Parrey Holding Company, LLC and Subsidiaries

	Year Ended December 31, 2017	Period from June 16, 2016 (Date of Inception) to December 31, 2016
	(in thousands)
Operating Activities:
Net income (loss)	$9,678	$(1,675)
Adjustments to reconcile net income (loss) to net cash provided from operating activities —
Depreciation	9,159	4,862
Amortization of PPA intangible	3,850	963
Accrued interest income	(1,408)	(140)
Other, net	896	625
Changes in certain current assets and liabilities -
-Receivables	2,399	(3,375)
-Prepaid expenses	(636)	(99)
-Accounts payable	(2,700)	930
-Other current liabilities	149	—
Net cash provided from operating activities	21,387	2,091
Investing Activities:
Business combinations	—	(425,302)
Property additions	(41)	(1,330)
Interconnection refund	5,026	—
Net cash provided from (used for) investing activities	4,985	(426,632)
Financing Activities:
Proceeds from capital contributions	—	427,542
Capital distributions	(27,657)	(859)
Net cash (used for) provided from financing activities	(27,657)	426,683
Net Change in Cash	(1,285)	2,142
Cash at Beginning of Period	2,142	—
Cash at End of Period	$857	$2,142

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Parrey Holding Company, LLC and Subsidiaries

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parrey Holding Company, LLC (Parrey Holding and together with its subsidiaries, the Company) is a holding company that was formed on June 16, 2016 (Date of Inception) by a wholly-owned subsidiary of SunPower Corporation (SunPower), and on July 1, 2016, acquired 100% of the membership interests of Parrey Parent, LLC, which owns 100% of Parrey, LLC (Parrey or the Project). Parrey was formed on October 27, 2008, for the purpose of developing, constructing, owning and operating a utility-scale solar photovoltaic facility (Henrietta) with a capacity of approximately 102 megawatts located in Kings County, California.

The Company is a partnership with Class A membership interests owned by a wholly-owned subsidiary of Southern Power Company (SPC), the Class A Member, and Class B membership interests owned by a subsidiary of 8point3 Operating Company, LLC, the Class B Member. Prior to September 29, 2016, the Class B membership interests were owned by a wholly-owned subsidiary of SunPower.

Change in Control

On July 1, 2016 (Date of Acquisition), Class A Member acquired 100% of the Class A membership interests in Parrey Holding from SunPower, the developer of the Project and the seller. Concurrently, Parrey Holding acquired 100% of the membership interests of Parrey Parent, LLC, the owner of Parrey, for an aggregate purchase price of approximately $425.0 million from SunPower AssetCo, LLC, a wholly-owned subsidiary of SunPower. The Class A Member and a subsidiary of SunPower contributed a total of $254.5 million and $170.5 million, respectively, towards the $425.0 million aggregate purchase price of Parrey Parent, LLC. As part of the purchase price the members assumed a $216.7 million construction loan at Parrey that was fully repaid on September 29, 2016 through the members’ capital contributions.

The acquisition of Parrey Holding by SPC resulted in a change in control, where the Company’s assets and liabilities were accordingly adjusted to fair value on July 1, 2016 by applying the principals of “push-down” accounting through equity. From the Date of Inception until the Date of Acquisition, there were no significant operations of the Company.

During the year ended December 31, 2017, allocations of the purchase price were finalized with no changes to amounts originally recorded. The fair values of assets acquired were recorded as follows:

(in millions)	Fair Value
Construction work in progress	$332.1
Interconnection receivable	15.9
PPA intangible	77.0
Aggregate purchase price	$425.0

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements requires the use of estimates, and actual results may differ.

Recently Issued Accounting Standards

In 2014, the FASB issued ASC 606, Revenue from Contracts with Customers (ASC 606), replacing the existing accounting standard and industry specific guidance for revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The underlying principle of the standard is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. The new standard also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and the related cash flows arising from contracts with customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Parrey Holding Company, LLC and Subsidiaries

The Company has completed the evaluation of all revenue streams, which are derived from a power purchase agreement (PPA), and determined the adoption of ASC 606 will not change the current timing or amounts of revenue recognized in the Company's financial statements. The PPA is excluded from the scope of ASC 606 and included in the scope of the current leasing guidance (ASC 840).

The new standard is effective for periods beginning after December 15, 2018 for non-public companies and early adoption is permitted. The Company intends to use the modified retrospective method of adoption effective January 1, 2018. The Company has also elected to utilize practical expedients which allow it to apply the standard to open contracts at the date of adoption and to reflect the aggregate effect of all modifications when identifying performance obligations and allocating the transaction price for contracts modified before the effective date. The adoption of ASC 606 will not result in a cumulative adjustment as of the adoption date.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires lessees to recognize on the balance sheet a lease liability and a right-of-use asset for all leases. ASU 2016-02 also changes the recognition, measurement, and presentation of expense associated with leases and provides clarification regarding the identification of certain components of contracts that would represent a lease. The accounting required by lessors is relatively unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 for non-public companies and early adoption is permitted. The Company will adopt the new standard effective January 1, 2019.

The Company has completed a detailed inventory and analysis of its leases, which comprise a PPA and a land lease for its renewable generation facility. While the Company has not yet determined the ultimate impact, adoption of ASU 2016-02 is expected to have a significant impact on the Company's balance sheet for lessee arrangements. See Note 4 for details of the Company’s undiscounted lease commitment.

Concentration of Risk

The entire output of the facility is contracted under a 20-year PPA with Pacific Gas and Electric Company resulting in a significant concentration of credit risk as it relates to its customer accounts receivable. However, the Company does not believe significant credit risk exists at December 31, 2017 due to the creditworthiness of the counterparty. There are no past due amounts from the counterparty at December 31, 2017.

Cash

The Company considers unrestricted cash on hand and deposits in banks to be cash.

Income Taxes

The Company and its subsidiaries are limited liability companies treated as a partnership and single-member disregarded entities, respectively, for income tax purposes. Therefore, federal and state income taxes are not recognized in these consolidated financial statements.

Property, Plant, and Equipment

Property, plant, and equipment (PP&E) is stated at original cost, less accumulated depreciation. Capital additions and betterments that increase the useful lives of the assets are capitalized. Solar facility equipment and related assets are depreciated over their estimated useful lives of up to 35 years on a straight-line basis. See Change in Control above for information related to the accounting for the Parrey acquisition.

Asset Retirement Obligations

The Company’s asset retirement obligations (ARO) relate to the leased land where the solar facility is located. Upon termination of the lease, the land is required to be restored to an agreed-upon condition. The Company’s AROs are based on future estimated costs associated with the dismantlement, demolition, and removal of the solar facility and could differ significantly when they are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Parrey Holding Company, LLC and Subsidiaries

AROs are computed as the present value of the ultimate costs for an asset’s future retirement and are recorded in the period in which the liability is incurred and estimable, and are then accreted to their future value. Costs are capitalized as part of the related long-lived asset and depreciated over 35 years. Details of the AROs included in the consolidated balance sheets are as follows:

	December 31,
(in thousands)	2017	2016
Balance, at beginning of period	$1,820	$—
Liability incurred	—	1,785
Accretion expense	87	35
Balance, at end of period	$1,907	$1,820

Long-Lived Assets

The Company’s long-lived assets include PP&E and the PPA intangible. The Company evaluates impairment of these long-lived assets when events or changes in circumstances indicate that the carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows compared to carrying value. If the estimated undiscounted future cash flows are less than the carrying value, the fair value of the asset is determined and an impairment loss is recorded. During the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016, there were no impairment charges recorded.

For the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016, amortization expense for the acquired PPA intangible was approximately $3.9 million and $1.0 million, respectively, and is recorded in operating revenues in the consolidated statements of income. Amortization expense for future periods is as follows:

(in thousands)	Amortization Expense
2018	$ 3,850
2019	3,850
2020	3,850
2021	3,850
2022	3,850
Thereafter	52,938
Total	$ 72,188

Interconnection Receivable

In conjunction with the construction of the solar facility, the Company has a receivable related to transmission interconnection costs that represents network upgrades that will be reimbursed to the Company through levelized payments over a five-year period. At December 31, 2017 and 2016, $4.2 million and $4.1 million is recorded in other receivables within current assets and $8.2 million and $11.9 million is recorded in noncurrent assets, respectively, in the consolidated balance sheets.

Revenues

The Company is a lessor under the terms of a PPA for the sale of electricity and green attributes. The Company was also a lessor under the terms of a short-term PPA for the sale of electricity and green attributes that expired on September 29, 2016. The PPAs have been evaluated and classified as operating leases. Under these agreements, revenues are accounted for as contingent revenues and, therefore, the Company recognizes revenues based upon rates specified in the PPAs when electricity is delivered. The Company commenced the recognition of revenue upon commercial operation of the facility on July 25, 2016.

2. MEMBERS’ CAPITAL

Parrey Holding operates under the amended Limited Liability Company Agreement dated June 16, 2016.

During the period from June 16, 2016 (Date of Inception) to December 31, 2016, the Company received equity contributions of approximately $427.5 million, including the “push-down” accounting adjustments for fair value discussed above. The Class A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Parrey Holding Company, LLC and Subsidiaries

Member contributed approximately $255.9 million. The Class B Member contributed approximately $171.6 million.

The Class A Member owns 100% of the Class A membership interests of Parrey Holding, and is entitled to 51% of all cash distributions from Parrey Holding. In addition, the Class A Member is entitled to substantially all of the federal tax benefits with respect to the solar facility. The Class B Member owns 100% of the Class B membership interests of Parrey Holding, and is entitled to 49% of all cash distributions from Parrey Holding.

3. RELATED-PARTY TRANSACTIONS

The Company has entered into an engineering, procurement, and construction agreement (EPC) that expires when contractual provisions are fulfilled, and an operations and maintenance agreement with SunPower Corporation, Systems (SP Systems), a wholly-owned subsidiary of SunPower, that expires 2021. Expenses recorded for the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016 were $1.3 million and $0.6 million, respectively.

The Company has also entered into an ongoing management service agreement with SPC to provide management and general and administrative services. Expenses recorded during the year ended December 31, 2017 and for the period from June 16, 2016 (Date of Inception) to December 31, 2016 were approximately $0.3 million and $0.1 million, respectively. At December 31, 2017 and 2016, $23,000 and $69,000, respectively, was included in accounts payable - affiliated in the consolidated balance sheets related to this arrangement.

At both December 31, 2017 and 2016, SPC had $10.1 million of parent guarantees, $0.7 million of surety bonds, and $0.2 million of cash collateral issued on behalf of the Company primarily related to PPA and decommissioning requirements. Fees charged by SPC for these arrangements were $0.5 million for the year ended December 31, 2017 and were $25,000 for the period from June 16, 2016 (Date of Inception) to December 31, 2016.

The Company has a land lease with a related party, HA Henrietta LLC, which is a subsidiary of SunPower. See Note 4 for additional information.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a 31-year, non-cancelable land lease for its solar facility which initially expires in 2046, but contains two, five-year lease extension options. The related rentals are recognized on a straight-line basis. Rent expense for the year ended December 31, 2017 and for the period from July 1, 2016 (Date of Acquisition) to December 31, 2016 was $1.3 million and $0.5 million, respectively. The Company includes lease extensions that cover the useful life of the solar facility in its computation of minimum lease payments.

Details of the Company’s future minimum lease commitments at December 31, 2017 are as follows:

(in thousands)	Lease Commitment
2018	$648
2019	818
2020	839
2021	860
2022	881
Thereafter	36,393
Total	$40,439

Legal Proceedings

Occasionally, the Company may be party to various lawsuits, claims, and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief. The Company does not have any legal proceedings that are pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Parrey Holding Company, LLC and Subsidiaries

Environmental Contingencies

The Company periodically reviews its compliance obligations related to environmental regulations, including site restoration and remediation. At December 31, 2017 and 2016, there were no known environmental contingencies that required the Company to recognize a liability.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 6, 2018, the date these consolidated financial statements were available to be issued, and there were no events requiring recognition or disclosure.